FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Preference Shares Conversion announcement released 17 April, 2003

17th April, 2003

CELLTECH GROUP PLC

CONVERSION OF PREFERENCE SHARES

Celltech Group plc (LSE: CCH; NYSE: CLL) today announced that Wyeth converted with effect from 31 March 2003 its 3,467,790 £1 Convertible Redeemable Cumulative Preference Shares and accrued unpaid preference share dividends into 1,956,798 50p Celltech ordinary shares. The preference shares, which were issued in April 1993, had a term of 10 years and were convertible into ordinary shares at a price of £3 per share. The ordinary shares will be issued within 21 days of the conversion.

Celltech's issued ordinary share capital following Wyeth's conversion will amount to approximately 277,547,301 shares.

Contacts:
Peter Allen                                   Chief Financial Officer                                        (44) (0) 1753 534655
Richard Bungay                            Director of Corporate Communications

Jon Coles                                     Brunswick (London)                                             (44) (0) 207 404 5959
Fiona Fong                                   Brunswick (London)                                             (44) (0) 207 404 5959
Cindy Leggett-Flynn                     Brunswick (New York)                                          (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 17 April, 2003